MDU RESOURCES GROUP, INC.
List of Subsidiaries
(effective December 31, 2024)

Subsidiaries	Formation Jurisdiction
Cascade Natural Gas Corporation	Washington
CEHI, LLC	Delaware
Centennial Holdings Capital LLC	Delaware
Fidelity Exploration & Production Company	Delaware
FutureSource Capital Corp.	Delaware
Intermountain Gas Company	Idaho
InterSource Insurance Company	Vermont
MDU BenefitCo II, Inc.	Delaware
MDU BenefitCo, LLC	Delaware
MDU BPT BenefitCo, Inc.	Delaware
MDU Energy Capital, LLC	Delaware
Montana-Dakota Utilities Co.	Delaware
Prairie Cascade Energy Holdings, LLC	Delaware
Prairie Intermountain Energy Holdings, LLC	Delaware
WBI Canadian Pipeline, Ltd.	Federally Chartered
WBI Energy Midstream, LLC	Colorado
WBI Energy Transmission, Inc.	Delaware
WBI Energy, Inc.	Delaware
WBI Holdings, Inc.	Delaware